SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Crayfish Co., Ltd.

(Translation of registrants name into English)

6F, Hikari Bldg.
2-16-13 Ikebukuro
Toshima-Ku,
Tokyo 171-0014
Japan

(Address of principal executive offices)

Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants “home country”;), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:
SIGNATURES

Information furnished on this form:

1.	Presentation of Financial Results for 1Q. FY2003 as delivered during previously announced investors conference call on February 18, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd. (Registrant)

By /s/ Kazuhiko Muraki (Signature) Kazuhiko Muraki President and Representative Director

Date: February 19, 2003

Financial Results for 1Q. FY2003 Crayfish Co., Ltd. February 18, 2003

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward- looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation: that the Company may be unable to retain existing customers or expand the size of its customer base, that it may be unable to develop an effective marketing channel, that its business may be negatively affected by the performance of third parties to whom the Company outsources its operations, that any new businesses it may enter may not prove successful, that it may delist or be subject to delisting of its shares in Japan or its ADRs in the United States, and the outcome of securities class action litigation against the Company. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this presentation, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934. Safe Harbor

Contents Part 1 Financial Results for 1Q. FY2003 Part 2 Mid-long term strategy

Part 1 Financial Results for 1Q. FY2003 Presented by Chief Financial Officer Fumio Komatsubara

Summary of Balance Sheets (In Million Yen) FY2003. 1Q (Unaudited) (As of December 31, 2002) FY2002. 4Q (Audited) (As of September 30, 2002) FY2002. 1Q (Audited) (As of December 31, 2001) Current Assets 16,982 16,709 15,786 ^Other Assets 76 206 408 Total Assets 17,059 16,915 16,194 Current Liabilities 161 198 245 Long-term Liabilities - - 0.2 Total Liabilities 161 198 245 Total Shareholder's Equity 16,897 16,717 15,949 Total Liabilities and Shareholder's Equity 17,059 16,915 16,194 ^ Other Assets includes: property and equipment, investment in equity stock, deposits, deposits due from related parties and other assets

Summary of Statements of Income (Unaudited) FY2003.1Q (02/10~02/12) FY2002. 4Q (02/7~02/9) FY2002.1Q (01/10~01/12) Revenue 465 543 1,031 Gross profit 327 387 853 SG&A Expense 107 147 176 Income from Operation 182 220 579 Income from continuing operation before provision for income tax 178 208 578 Net income 177 207 577 (In Million Yen)

Revenue


(In Million Yen)
2,400
2,000
1,600
1,200
800
400
0
1,031
735
636
543
465
FY2002 1Q (Oct. 2001-Dec.2001)
2Q (Jan.2002-Mar.2002)
3Q (Apr.2002-Jun.2002)
4Q (Jul.2002-Sep.2002)
FY2003 1Q (Oct. 2002-Dec.2002)

© Crayfish Co., Ltd. 2003 All Rights Reserved.
Page:7

Cost of Revenue

Crayfish

(In Million Yen)



200
180
160
140
120
100
80
60
40
20
0
178
164
138
156
138
FY2002 1Q (Oct. 2001-Dec.2001)
2Q (Jan.2002-Mar.2002)
3Q (Apr.2002-Jun.2002)
4Q (Jul.2002-Sep.2002)
FY2003 1Q (Oct. 2002-Dec.2002)

© Crayfish Co., Ltd. 2003 All Rights Reserved.

Page:8

SG&A Expense


(In Million Yen)
300
250
200
150
100
50
0
176
256
198
147
107
FY2002
1Q
(Oct. 2001-
Dec.2001)
2Q
(Jan.2002-
Mar.2002)
3Q
(Apr.2002-
Jun.2002)
4Q
(Jul.2002-
Sep.2002)
FY2003
1Q
(Oct. 2002-
Dec.2002)

© Crayfish Co., Ltd. 2003 All Rights Reserved.
Page:9

Net Income



(In Million Yen)
700
600
500
400
300
200
100
0
577
279
280
207
177
FY2002
1Q
(Oct. 2001-
Dec.2001)
2Q
(Jan.2002-
Mar.2002)
3Q
(Apr.2002-
Jun.2002)
4Q
(Jul.2002-
Sep.2002)
FY2003
1Q
(Oct. 2002-
Dec.2002)

© Crayfish Co., Ltd. 2003 All Rights Reserved.

Page:10

Summary of Statements of Cash Flow (In Million Yen) FY2002.2Q (02/1-02/3) FY2002.3Q (02/4-02/6) FY2002.4Q (02/7-02/9) FY2003.1Q (02/9-02/12) CF from Operating Activities 652 301 276 170 CF from Investing Activities 133 0 5 86 CF from Financial Activities 2 0 16 4 Net increase in cash and cash equivalents 787 301 297 259

Subscribers 02 Jan. 02 Feb. 02 Mar. 02 Apr. 02 May 02 June 02 July 02 Sep. 02 Aug. 02 Oct. 02 Nov. 02 Dec.

Part II Mid-Long Term Business Strategy Presented by Chief Executive Officer Kazuhiko Muraki

Current Period Summary Goal Offer a wide array of IT products and services Transformation into general distribution business Continue to post positive earnings by cutting costs and boosting profitability

Strategy To Boost Profitability

Crayfish

Modify profit structure

Hosting business → **-Diversified products & services**

-Multiple businesses

Strategy

Strategic Plan

1. Stabilize existing businesses
   - DESKWING discount plan → long-term DESKWING subscribers
   - Marketing campaigns → strengthen competitiveness
2. New businesses
   - Plan and offer new IT products and services

© Crayfish Co., Ltd 2003 All Rights Reserved.
Page:15

Current DESKWING business Stabilizing Existing DESKWING Businesses ^Subscriber decrease ^Low profitability Stabilize Profits Goal Secure long-term subscribers Strengthen competitiveness Stable Profits

DESKWING Revival Plan

Crayfish

Stabilize profits by increasing DESKWING discount plan subscribers

•**DESKWING discount plan** → **long-term subscribers** → **stable profits**


At End September 2002
94%
At End December 2002
22%
78%
Projected At End March 2003
40%
Non-member of NENNEN discount plan
Member of NENNEN discount plan

Marketing campaigns → **strengthen competitiveness**

- **Begin free startup campaign**
- **Begin free initial fee for virus check campaign**
- **Begin home page presentation campaign**

© Crayfish Co., Ltd 2003 All Rights Reserved

Page:17

Beginning New Businesses Old Crayfish New Crayfish Japan's 5 million SMEs IT product plans Hosting Service Hikari Group's large-scale marketing channels Hikari Tsushin Group Strengthened Marketing Japan's 5 million SMEs Transformation from hosting business Hosting service Software General IT products including computers Planned Products Unstable profits due to reliance on one business line Stabilize profits by offering diversified IT products and services; ADSL, Homepage Design, Software ADSL, etc.

Products & Services 5 million SMEs New Businesses Software Server Homepage Hardware Software Developers OEMs IT Industry Partnerships

^Highly experienced sales teams ^Rapid transition to market following product design ^Vast marketing network ^Huge SME database Advantages of working with Hikari Tsushin Group Work with Hikari Tsushin group companies to market products designed by the Company

Crayfish's Vision SME Hosting Company Total information technology partner for Japan's SME's